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December 20, 2005

VIA ELECTRONIC TRANSMISSION
---------------------------

Mr. Christian Sandoe
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
sandoec@sec.gov
---------------

 Re:  GAM FUNDS, INC.
      PRE 14A (FILE NO. 811-04062)

      GAM AVALON LANCELOT, LLC
      PRE 14A (FILE NO. 811-10245)

Dear Mr. Sandoe:

         I am writing to respond to the comments of the staff of the Securities and Exchange Commission with respect to the above-referenced preliminary
Schedule 14A filing for each of GAM Funds, Inc. and GAM Avalon Lancelot, LLC (the "Funds"), received by me from you during our telephone conference of Thursday, December 15, 2005.

         For your convenience, your comments are set forth in italics in this letter, followed by the applicable Fund's responses. Capitalized terms used but not defined in this comment response letter have the meanings given to them in the applicable proxy statement to which those comments and responses relate.

A.       GAM AVALON LANCELOT, LLC - PRE 14A (FILE NO. 811-10245)

1. PLEASE REVISE PAGES 4 AND 13 TO STATE THE DATE ON WHICH THE MEMBERS OF THE FUND LAST APPROVED THE FUND'S PRIOR INVESTMENT ADVISORY CONTRACT AND PRIOR SUB-ADVISORY CONTRACT.

         RESPONSE: We have added the following sentence to the end of the first paragraph on page 4, so that this paragraph now reads in its entirety as follows (new language is UNDERLINED):

         "Prior to the closing of the Transaction, investment advisory services were provided to the Fund pursuant to Section 3.4 of the Fund's Limited Liability Company Agreement by


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         and between GAM USA and each of the members of the Fund, dated as of
         January 11, 2002, as amended and restated as of November 18, 2002 (the "Prior Investment Advisory Contract"). The Prior Investment Advisory Contract was last approved by the initial member of the Fund on October 25, 2000."


         We have also added the following sentence to the third paragraph on page 13, so that this paragraph now reads in its entirety as follows:


         "Prior to the closing of the Transaction, investment consultant and sub-advisory services will be provided to GAM USA with respect to the Fund by GIML pursuant to the current Investment Advisory Agreement between GAM USA and GIML dated as of January 1, 2001, as amended and restated as of January 23, 2002 (the "Prior Sub-Advisory Contract"). The Prior Sub-Advisory Contract was last approved by the initial member of the Fund on October 25, 2000. The Board of Directors is proposing the New Sub-Advisory Agreement for the Fund because the closing of the Transaction, discussed above, will constitute an indirect sale of a controlling block of voting securities of each of GAM USA and GIML, which will result in the automatic termination of the Prior Sub-Advisory Contract. GIML is a direct, wholly-owned subsidiary of GAM (U.K.) Limited, which in turn is a direct, wholly-owned subsidiary of GAM AG. As discussed above, all of the voting securities of GAM AG were sold by UBS to Julius Baer upon the closing of the Transaction, which resulted in GIML becoming an indirect, wholly-owned subsidiary of Julius Baer."


2. PLEASE AMEND REFERENCES TO "CHF" TO CLARIFY THAT THE CURRENCY WHICH IS BEING REFERRED TO IS "SWITZERLAND FRANCS"

         RESPONSE: We have replaced all references to "CHF" in the document with the words "Switzerland Francs".

3.       THE PROXY STATEMENT CONTAINS THE FOLLOWING STATEMENT ON PAGE 4:
         "PURSUANT TO THE TERMS OF THE TRANSACTION AND IN CONSIDERATION FOR THE SALE OF THE BUSINESS, JULIUS BAER AGREED TO PAY TO UBS A PURCHASE PRICE CONSISTING OF APPROXIMATELY CHF3.8 BILLION (APPROXIMATELY $2.9 BILLION AS OF DECEMBER 1, 2005) IN CASH OR CASH EQUIVALENTS, AND SUCH NUMBER OF COMMON SHARES OF JULIUS BAER SO AS TO ENSURE THAT UBS HOLDS 21.5% OF THE SHARE CAPITAL OF JULIUS BAER IMMEDIATELY FOLLOWING THE CLOSING OF THE TRANSACTION."

         PLEASE COMMENT WITH RESPECT TO WHETHER THE ISSUANCE OF THESE COMMON SHARES BY JULIUS BAER TO UBS CONSTITUTED A `CHANGE IN CONTROL' OF JULIUS BAER.

         RESPONSE: UBS has contractually agreed not to vote its equity interest in Julius Baer for a period of three years. In addition, UBS will not exercise any control or influence on Julius Baer's strategy or on its operational business decisions. Accordingly, the Fund is


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         not aware of there having been any 'change in control' with respect to
         Julius Baer as a result of the Transaction.

4. CHANGE THE LAST SENTENCE OF THE PARAGRAPH ENTITLED "SECTION 15(F) OF THE 1940 ACT" ON PAGE 5 TO READ AS FOLLOWS: "THE FUND CURRENTLY SATISFIES THIS CONDITION."

         RESPONSE:  Your requested change has been incorporated.


5. CHANGE THE LAST SENTENCE OF THE SECOND PARAGRAPH OF THE SECTION ENTITLED "SECTION 15(F) OF THE 1940 ACT" TO INCLUDE AN AFFIRMATIVE STATEMENT THAT THERE WILL BE NO UNFAIR BURDEN IMPOSED ON THE FUND AS A RESULT OF THE TRANSACTION.

         RESPONSE: The last sentence of this paragraph has been amended as follows:


         "The Board of Directors has not been informed of There are not any circumstances arising from the Transaction that might result in an unfair burden being imposed on the Fund."


6. With respect to the paragraph on page 6 entitled "Management Fees", confirm whether these management fees are calculated and paid in advance or in arrears.

         RESPONSE: Consistent with the statement contained in the last sentence of this paragraph, management fees are calculated and paid in arrears. We have also added the following sentence to the end of the paragraph entitled "Management Fees" to address a comment you have made with respect to the proxy statement for GAM Funds, Inc.:

         "The total management fee paid by the Fund to GAM USA for the fiscal year ended March 31, 2005 was $3,587,135."

7. WITH RESPECT TO THE PARAGRAPH ON PAGE 6 ENTITLED "LIMITATION OF LIABILITY OF GAM USA", COMMENT AS TO WHETHER THE WORDS "UNLESS IT SHALL BE DETERMINED BY FINAL JUDICIAL DECISION" OPERATE IN SUCH A WAY AS TO PERMIT INDEMNIFICATION BY THE FUND OF THE INVESTMENT ADVISER'S OFFICERS, DIRECTORS, PARTNERS, MEMBERS, PRINCIPALS, EMPLOYEES OR AGENTS, NOTWITHSTANDING AN ORDER BY THE SEC FINDING THAT A LOSS IS DUE TO AN ACT OR OMISSION OF SUCH PERSON CONSTITUTING WILLFUL MISFEASANCE, BAD FAITH, GROSS NEGLIGENCE OR RECKLESS DISREGARD OF SUCH PERSON'S DUTIES THEREAFTER.

         RESPONSE: We have modified this paragraph to read in its entirety as follows:


         "GAM USA, including any of its officers, directors, partners, members, principals, employees or agents shall not be liable to the Fund or to any of its members for any loss or damage occasioned by any act or omission in the performance of such person's services under the Interim Investment Advisory Agreement, unless it shall be determined by final judicial, arbitral, administrative, or legislative decision on the merits


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         that such loss is due to an act or omission of such person constituting willful misfeasance, bad faith, gross negligence or reckless disregard of such person's duties thereunder. The rights of indemnification provided in the Interim Investment Advisory Agreement shall not be construed so as to provide for indemnification of an indemnitee for any liability to the extent (but only to the extent) that such indemnification would be in violation of applicable law."


         This revised paragraph incorporates additional language from the relevant provision of the Fund's Limited Liability Company Agreement stating that an indemnitee's right to indemnification does not apply in the event of an "administrative...decision on the merits that such loss is due to an act or omission of such person constituting willful misfeasance, bad faith, gross negligence or reckless disregard of such person's duties thereunder." We believe that this addresses your comment with respect to the previous language as this new language would not require the Fund to indemnify an indemnitee in the event of a final order by the SEC that a loss is due to the willful misfeasance, bad faith, gross negligence or reckless disregard of such person.

8. MODIFY THE SECTIONS ENTITLED "APPROVAL BY THE BOARD OF DIRECTORS OF THE INTERIM INVESTMENT ADVISORY AGREEMENT" AND "APPROVAL BY THE BOARD OF DIRECTORS OF THE INTERIM SUB-ADVISORY AGREEMENT" TO REFLECT THE CONSIDERATIONS REFERRED TO IN ITEM 22C.11. OF SCHEDULE 14A - INFORMATION REQUIRED IN PROXY STATEMENT.

         RESPONSE: Please find attached as ANNEX A and ANNEX B hereto, marked copies of these sections of the proxy statement to address your comments. In particular, please note that the description of Board considerations refers to the Lipper Report, commissioned by the Board of Directors for the purposes of meeting their obligations under
         Section 15(c) of the Investment Company Act. We also note that the considerations referred to in Item 22c.11. of Schedule 14A are now more easily identified through the use of applicable sub-headings, highlighting these considerations.

9. WITH RESPECT TO THE SECTION ENTITLED "APPROVAL BY THE BOARD OF DIRECTORS OF THE NEW INVESTMENT ADVISORY AGREEMENT" ON PAGE 12 AND "APPROVAL BY THE BOARD OF DIRECTORS OF THE NEW SUB-ADVISORY AGREEMENT" ON PAGE 19, PLEASE CLARIFY THAT THE BOARD'S CONSIDERATIONS OF THE NEW INVESTMENT ADVISORY AGREEMENT AND THE NEW SUB-ADVISORY AGREEMENT, WHILE THE SAME AS THOSE FOR THE INTERIM INVESTMENT ADVISORY AGREEMENT AND THE INTERIM SUB-ADVISORY AGREEMENT, WERE SEPARATELY CONSIDERED AT THE SAME MEETING.

         RESPONSE: We have modified these sections and inserted the word "same" after the word "the" and immediately prior to the word "in-person" in the third line of the first paragraph of each of these sections. We have also inserted the word "separately" after the word "again" and immediately prior to the word "considered" in the fourth line of the first paragraph of each of these sections.

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B.       SCHEDULE 14A FOR GAM FUNDS, INC. - PRE 14A (FILE NO. 811-04062)

1. YOU HAVE SUGGESTED THAT THE FUND MIGHT WISH TO SEEK THE APPROVAL OF A NEW INVESTMENT ADVISORY AGREEMENT WITH RESPECT TO GAM AMERICAN FOCUS EQUITY, NOTWITHSTANDING THAT THE FUND IS SEEKING THE APPROVAL OF THE SHAREHOLDERS OF GAM AMERICAN FOCUS EQUITY TO DISSOLVE, LIQUIDATE AND TERMINATE GAM AMERICAN FOCUS EQUITY.

         RESPONSE: In consideration of the fact that the Fund has decided to seek shareholder approval of the dissolution, liquidation and termination of GAM American Focus Equity, the Fund has decided not to seek the approval of a new investment advisory agreement with respect to GAM American Focus Equity. Accordingly, no changes have been made to the proxy statement in this regard.

2. PLEASE REVISE TO STATE THE DATE ON WHICH THE MEMBERS OF THE FUND LAST APPROVED THE FUND'S PRIOR INVESTMENT ADVISORY CONTRACT AND PRIOR SUB-ADVISORY CONTRACT.

         RESPONSE: We have added the following sentences to the descriptions of the Prior Investment Advisory Contracts on page 10:


         "1. Investment advisory services were provided to GAM International Equity, GAM Asia-Pacific Equity, GAM European Equity and GAMerica by GIML pursuant to the Second Amended and Restated Investment Advisory Agreement by and between the Company and GIML dated as of December 14, 2004, and which was last approved by the shareholders of each such Fund on October 26, 1999; and

         "2. Investment advisory services were provided to GAM Gabelli Long/Short by GIML as a co-investment adviser pursuant to an investment advisory agreement by and between the Company and GIML dated as of February 12, 2003, and which was last approved by the shareholders of GAM Gabelli Long/Short on February 25, 2003; the other co-investment adviser to GAM Gabelli Long/Short is GAMCO Investors, Inc. ("GAMCO") who was appointed as co-investment adviser to GAM Gabelli Long/Short pursuant to an investment advisory agreement by and between the Company and GAMCO dated as of February 12, 2003, and which was last approved by the shareholders of GAM Gabelli Long/Short on February 25, 2003."


3. PLEASE AMEND REFERENCES TO "CHF" TO CLARIFY THAT THE CURRENCY WHICH IS BEING REFERRED TO IS "SWITZERLAND FRANCS"

         RESPONSE: We have replaced all references to "CHF" in the document with the words "Switzerland Francs".


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December 20, 2005
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4.       CHANGE THE LAST SENTENCE OF THE SECOND PARAGRAPH OF THE SECTION
         ENTITLED "SECTION 15(F) OF THE 1940 ACT" TO INCLUDE AN AFFIRMATIVE STATEMENT THAT THERE WILL BE NO UNFAIR BURDEN IMPOSED ON THE FUND AS A RESULT OF THE TRANSACTION.

         RESPONSE: The last sentence of this paragraph has been modified as follows:


         "There are not any circumstances arising from the Transaction that might result in an unfair burden being imposed on the Fund."


5. DESCRIBE THE AGGREGATE ADVISORY FEES PAID TO THE INVESTMENT ADVISER FOR THE LAST FISCAL YEAR.

         RESPONSE: The following description of advisory fees paid by the Funds for its last fiscal year has been added on page 14 immediately above the sub-heading entitled "Limitation of Liability of GIML":


         "The actual advisory fee paid by each Fund during the fiscal year ended
          December 31, 2004, are set forth below:

             GAM              GAM
         INTERNATIONAL   ASIA-PACIFIC        GAM                     GAM GABELLI
             EQUITY         EQUITY      EUROPEAN EQUITY   GAMERICA    LONG/SHORT

           $ 1,169,669     $ 189,327      $ 281,426      $ 924,745    $ 593,445"
           ===========     =========      =========      =========    ==========


6. THE PERFORMANCE BASED FEE IS A 12-MONTH ROLLING FEE. CONFIRM THAT THE AVERAGE NET ASSET VALUE ON WHICH THESE PERFORMANCE ADJUSTMENTS ARE BASED IS CALCULATED OVER A 12-MONTH PERIOD THAT IS THE SAME AS THE PERFORMANCE PERIOD.

         RESPONSE: The Fund has confirmed that it is correct that the average net asset value on which these performance adjustments are based is calculated over a 12-month period that is the same as the performance period. Further, the SEC has provided the Fund with a letter dated November 24, 2004, notifying the Fund that it had concluded a limited scope performance fee examination of GAM Funds, Inc., GAM International Management Limited and GAMCO Investors Inc., and that with respect to GAM Gabelli Long/Short no further action was needed. A copy of the November 24, 2004 letter is attached hereto as ANNEX C.

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7.       MODIFY THE SECTIONS ENTITLED "APPROVAL BY THE BOARD OF DIRECTORS OF THE
         INTERIM INVESTMENT ADVISORY AGREEMENT" TO REFLECT THE CONSIDERATIONS REFERRED TO IN ITEM 22C.11. OF SCHEDULE 14A - INFORMATION REQUIRED IN PROXY STATEMENT

         RESPONSE: Please find attached as ANNEX D hereto, a marked copy of the section of the proxy statement to address your comments. Please refer to our comment responses above with respect to the SEC's comments with regard to the same sections of the draft Schedule 14A for GAM Avalon Lancelot, LLC.

8.       MAKE CHANGES TO THE DISCUSSION OF PROPOSED CHANGES REGARDING "PROPOSAL
         THREE: TO CHANGE A FUNDAMENTAL INVESTMENT RESTRICTION OF GAM INTERNATIONAL EQUITY, GAM ASIA-PACIFIC EQUITY, GAM EUROPEAN EQUITY, AND GAMERICA" ON PAGES 28 AND 29 TO REFLECT THAT THE CHANGE WILL ALLOW THE FUNDS TO INVEST IN OPEN-END INVESTMENT COMPANIES OTHER THAN ETFS, AND THE RISKS OF THOSE INVESTMENTS.

         RESPONSE: In response to your comments, please find attached as ANNEX E our proposed changes to this section.

9. AT THE REQUEST OF LEGAL COUNSEL FOR THE INDEPENDENT DIRECTORS OF THE FUND, CERTAIN ADDITIONAL CHANGES (OTHER THAN THOSE REQUESTED BY YOU) HAVE BEEN MADE TO THE FIRST PARAGRAPH OF THE SECTION ENTITLED "PROPOSAL
         TWO: REASONS FOR THE LIQUIDATION" ON PAGE 24 OF THE PROXY STATEMENT. THESE CHANGES ARE SET FORTH BELOW:


         "The Board of Directors of the Company recommends the liquidation of GAM American Focus Equity. On November 9, 2005, the Board of Directors of the Company, including a majority of the Independent Directors, approved the submission of a Plan of Dissolution and Liquidation for GAM American Focus Equity in the form attached to this proxy statement as EXHIBIT C (the "Liquidation Plan") to the shareholders of GAM American Focus Equity. The Board of Directors recommends that the shareholders of GAM American Focus Equity vote "FOR" the approval of the Liquidation Plan described below. In reaching its decision to submit the Liquidation Plan to the shareholders of GAM American Focus Equity, the Board of Directors considered the relative underperformance of GAM American Focus Equity, its competitive position in the marketplace, its small size and limited growth prospects, and the potential tax consequences to shareholders resulting from the liquidation of GAM American Focus Equity (see "Federal Income Tax Consequences" below) and determined that the Liquidation Plan was advisable. Accordingly, the Board recommends the liquidation of GAM American Focus Equity as the most appropriate course of action."


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                                    * * * * *

         In connection with the above responses to your comments, each Fund acknowledges that:

         o such Fund is responsible for the adequacy and accuracy of the disclosure in its applicable filings;

         o staff comments or changes to disclosure in response to staff comments do not foreclosure the SEC from taking any action with respect to the filings; and

         o such Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

                                                     * * * * *

         Thank you very much for your prompt review of this letter. Please call me at (212) 969-3736 should you or any other member of the SEC staff have any questions or additional comments.

Very truly yours,

David G. Taylor


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Page 9


                                     ANNEX A

APPROVAL BY THE BOARD OF DIRECTORS OF THE INTERIM INVESTMENT ADVISORY AGREEMENT.
-------------------------------------------------------------------------------


        In approving the Interim Investment Advisory Agreement at the in-person meeting of the Board of Directors held on November 9, 2005, the Fund's Board of Directors, including a majority of the Independent Directors, considered a number of factors, including; the continuity of the current business and portfolio management of the Fund after the closing of the Transaction; the nature, extent and quality of services to be provided by GAM USA to the Fund; the investment performance of the Fund and GAM USA, and other factors. Each of the Directors indicated at the in-person meeting that they had previously received and read materials containing information provided by GAM USA relevant to their decision to approve (i) the Interim Investment Advisory Agreement and
(ii) the New Investment Advisory Agreement. Each of the Directors also confirmed that they had received and reviewed a 15(c) report (the "Lipper Report") prepared by Lipper Inc. ("Lipper"), as well as material provided by Julius Baer Investment Management LLC ("JBIM"), as requested by legal counsel for the Independent Directors.

        CONTINUITY OF BUSINESS


        When considering the continuity of the current business and portfolio management of the Fund after the closing of the Transaction, the Board of Directors took into account the fact that GAM USA would remain a direct subsidiary of GAM AG, and that David M. Solo would continue to serve as Chief Executive Officer of GAM AG and would, in addition, become head of the combined asset management business of Julius Baer consisting of the business of GAM AG and JBIM. The Board of Directors also made note of the fact that GAM USA would continue to serve as investment adviser to the Fund, albeit as a subsidiary within the Julius Baer complex, and that the Fund would continue to be operated as a brand independent from the Julius Baer brand.

        The Board of Directors also noted that representatives of JBIM had affirmed that it was their understanding that it was presently contemplated that GAM USA would continue as a sister company of JBIM, retaining a separate registration as an investment adviser with the Securities and Exchange Commission ("SEC"), that the investment strategy of the Fund would not be affected by the Transaction, and that the senior management team of GAM USA and the Fund's portfolio managers would remain in place, retaining full responsibility for all aspects of investment decision making and business development. Based on these representations, the Board of Directors determined that there would be a continuity of the current business and portfolio management of the Fund after completion of the Transaction.


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        NATURE, EXTENT AND QUALITY OF SERVICES PROVIDED

         When considering the nature, extent and quality of the services to be provided by GAM USA to the Fund, the Board of Directors considered the in-house capability of GAM USA in terms of administration, research and trading capabilities, the professional qualifications and experience of the portfolio managers responsible for the direction of the Fund, and the regulatory compliance policies and procedures of GAM USA as a measure of the nature, extent and quality of the services provided by GAM USA.

        INVESTMENT PERFORMANCE OF THE FUND AND GAM USA

         With respect to the Lipper Report, the Board of Directors noted that the Fund's assets had increased to $176 million, and that while its performance was essentially flat for the year through March 31, 2005, it had been the second highest performer in the Lipper universe of 14 fund of hedge funds in the prior year. The Board noted Julius Baer's considerable investment management experience and capabilities, but were unable to predict what effect, if any, consummation of the Transaction would have on future performance of the Fund.

        COSTS OF SERVICES PROVIDED AND PROFITABILITY

         In evaluating the costs of the services to be provided by GAM USA under the Interim Investment Advisory Agreement and the profitability to each of GAM USA and GIML of its relationships with the Fund, the Directors reviewed, among other things, the Lipper Report which compared Fund expenses, including those of advisers, administrators and custodians, with a group of "peer funds" selected by Lipper on the basis of comparability, as well as with a broader expense universe that takes into account expenses within the investment classification/objective of the Fund. The Lipper Report also provided the Board of Directors with relative performance data of the Fund measured against the total return performance of what Lipper deemed to be similar funds and, also against a performance universe comprising all funds within the investment classification/objective of the Fund. Lipper noted that it had obtained


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performance data for other funds from their most recent SEC filings, which meant that performance ending data for the performance groupings and universe vary.

         The Board of Directors also considered a report prepared by GAM USA and GIML showing the estimated aggregate revenues received by GAM USA and GIML for the Fund and a sister fund and the estimated related costs to GAM USA and GIML of the Fund and a sister fund as a business unit, as compared with the total revenues, costs, overhead, bonuses and taxes of the two advisers, as a measure of the cost of the services provided and the estimated profit realized from their relationships with the Fund and its sister fund. In addition, the Board of Directors also considered the financial condition of GAM USA.

         ANCILLARY BENEFITS TO GAM USA AND ITS AFFILIATES

         The Board of Directors also weighed the possible benefits that could be expected from the Transaction. These included the fact that the combined asset management business of GAM AG and Julius Baer would benefit the Fund's investors by the consolidation of the legal & compliance departments of GAM USA, GIML and JBIM. In addition, the combination of GAM USA, GIML and Julius Baer offers the prospect of increasing the critical mass of staff, capital and resources and focus on the U.S. market available to support the Fund. The Board of Directors also considered the possibility that GAM USA's position within the Julius Baer asset management practice will permit it to build upon its key competencies, processes, investment products and, possibly, allow it to leverage Julius Baer's distribution network.

         FEES AND ECONOMIES OF SCALE

         In reviewing the Transaction, the Board of Directors considered, among other things, whether management fees or other expenses would change as a result of the Transaction. Based on material provided by JBIM, as requested by legal counsel for the Independent Directors, the Board of Directors determined that as a result of the Transaction, the Fund's total management fees would not increase.

         OTHER CONSIDERATIONS


         The Board of Directors also considered, among other things, the regulatory history of JBIM as an investment adviser, as well as the absence of material litigation or administrative proceedings alleging violations of federal or state securities laws, and a certification by officers

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Page 12


of JBIM that it has a compliance program in place that is in accordance with Rule 206(4)-7 under the Advisers Act, and that its compliance program is consistent with the standard set forth in Rule 38a-1 under the 1940 Act.


         The Board of Directors took note of the fact that the Fund will not bear the costs of the Transaction, including the costs of the proxy solicitation needed to seek approval of members of the New Investment Advisory Agreement or the cost of legal counsel to the Independent Directors.


         Based on all of these factors, the Board of Directors concluded that the adoption of the Interim Investment Advisory Agreement was in the best interests of the members of the Fund, and concluded that the terms of the Interim Investment Advisory Agreement are fair and reasonable to the members.







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                                     ANNEX B

APPROVAL BY THE BOARD OF DIRECTORS OF THE INTERIM SUB-ADVISORY AGREEMENT.


        In approving the Interim Sub-Advisory Agreement at the in-person meeting of the Board of Directors held on November 9, 2005, the Fund's Board of Directors, including a majority of the Independent Directors, separately considered the same factors that they had considered in approving the Interim Investment Advisory Agreement for the Fund. Each Director indicated at the in-person meeting that he or she had previously received and read materials containing information provided by GIML relevant to their decision to approve
(i) the Interim Sub-Advisory Agreement, and (ii) the New Sub-Advisory Agreement.

        CONTINUITY OF BUSINESS


        When considering the continuity of the current business and portfolio management of the Fund after the closing of the Transaction, the Board of Directors took into account the fact that GIML would remain a direct subsidiary of GAM AG, and that David M. Solo would continue to serve as Chief Executive Officer of GAM AG and would, in addition, become head of the combined asset management business of Julius Baer consisting of the business of GAM AG and JBIM. The Board of Directors also made note of the fact that GIML would continue to serve as investment consultant and sub-adviser to the Fund, albeit as a subsidiary within the Julius Baer complex, and that the Fund would continue to be operated as a brand independent from the Julius Baer brand.

        The Board of Directors also noted that representatives of JBIM had affirmed that it was their understanding that it was presently contemplated that GIML would continue as a sister company of JBIM, that the investment strategy of the Fund would not be affected by the Transaction, and that the senior management team of GIML and the Fund's portfolio managers would remain in place, retaining full responsibility for all aspects of investment decision making and business development. Based on these representations, the Board of Directors determined that there would be a continuity of the current business and portfolio management of the Fund after completion of the Transaction.



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         NATURE, EXTENT AND QUALITY OF SERVICES PROVIDED

         As discussed above, when considering the nature, extent and quality of the services to be provided by GIML to the Fund, the Board of Directors considered the in-house capability of GIML in terms of administration, research and trading capabilities, the professional qualifications and experience of the portfolio managers responsible for the direction of the Fund, and the regulatory compliance policies and procedures of GIML as a measure of the nature, extent and quality of the services provided by GIML.

         INVESTMENT PERFORMANCE OF THE FUND AND GIML

         As discussed above, with respect to the Lipper Report, the Board of Directors noted that the Fund's assets had increased to $176 million, and that while its performance was essentially flat for the year through March 31, 2005, it had been the second highest performer in the Lipper universe of 14 fund of hedge funds in the prior year. The Board of Directors noted Julius Baer's considerable investment management experience and capabilities, but were unable to predict what effect, if any, consummation of the Transaction would have on future performance of the Fund.

         COSTS OF SERVICES PROVIDED AND PROFITABILITY

         In evaluating the costs of the services to be provided by GIML under the Interim Sub-Advisory Agreement and the profitability to each of GIML and GAM USA of its relationships with the Fund, the Directors reviewed, among other things, the Lipper Report which compared Fund expenses, including those of advisers, administrators and custodians, with a group of "peer funds" selected by Lipper on the basis of comparability, as well as with a broader expense universe that takes into account expenses within the investment classification/objective of the Fund. The Lipper Report also provided the Board of Directors with relative performance data of the Fund measured against the total return performance of what Lipper deemed to be similar funds and, also against a performance universe comprising all funds within the investment classification/objective of the Fund. Lipper noted that it had obtained performance data for other funds from their most recent SEC filings, which meant that performance ending data for the performance groupings and universe vary.

         The Board of Directors also considered a report prepared by GAM USA and GIML showing the estimated aggregate revenues received by GAM USA and GIML for the Fund and a sister fund and the estimated related costs to GAM USA and GIML of the Fund and a sister fund as a business unit, as compared with the total revenues, costs, overhead, bonuses



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and taxes of the two advisers, as a measure of the cost of the services provided and the estimated profit realized from their relationships with the Fund and its sister fund. In addition, the Board of Directors also considered the financial condition of GIML.

         ANCILLARY BENEFITS TO GIML AND ITS AFFILIATES

         As discussed above, the Board of Directors also weighed the possible benefits that could be expected from the Transaction. These included the fact that the combined asset management business of GIML, GAM USA and Julius Baer would benefit the Fund's investors by the consolidation of the legal & compliance departments of GIML, GAM USA and JBIM. In addition, the combination of GIML, GAM USA and Julius Baer offers the prospect of increasing the critical mass of staff, capital and resources and focus on the U.S. market available to support the Fund. The Board of Directors also considered the possibility that GIML's position within the Julius Baer asset management practice will permit it to build upon its key competencies, processes, investment products and, possibly, allow it to leverage Julius Baer's distribution network.

        FEES AND ECONOMIES OF SCALE

         As discussed above, in reviewing the Transaction, the Board of Directors considered, among other things, whether management fees or other expenses would change as a result of the Transaction. Based on their review of the material provided by JBIM, as requested by legal counsel for the Independent Directors, the Board of Directors determined that the Transaction would not increase the Fund's total management fees, of which GIML receives a part from GAM USA, would not increase.

         OTHER CONSIDERATIONS


         The Board of Directors also considered, among other things, the regulatory history of JBIM as an investment adviser, as well as the absence of material litigation or administrative proceedings alleging violations of federal or state securities laws, and a certification by officers of JBIM that it has a compliance program in place that is in accordance with Rule 206(4)-7 under the Advisers Act, and that its compliance program is consistent with the standard set forth in Rule 38a-1 under the 1940 Act.

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         The Board of Directors took note of the fact that the Fund will not bear the costs of the Transaction, including the costs of the proxy solicitation needed to seek approval of members of the new advisory agreements or the cost of legal counsel to the Independent Directors.


         Based on all of these factors, the Board of Directors concluded that the adoption of the Interim Sub-Advisory Agreement was in the best interests of the members of the Fund, and concluded that the terms of the Interim Sub-Advisory Agreement are fair and reasonable to the members.





















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                                     ANNEX C


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
[SEC LOGO OMITTED]         BURNETT PLAZA, SUITE 1900
                          801 CHERRY STREET, UNIT #18
                          FORT WORTH, TEXAS 76102-6882
                    PHONE: (817) 978-3821 FAX: (817) 978-4944


November 24,2004



Mr. Joseph J. Allessie
Secretary and General Counsel
GAM Gabelli Long/Short Fund
GAM Funds, Inc.
135 E. 57th Street, 25th Floor
New York, NY 10022

    RE:  Examination of GAM Funds, Inc.
         GAM International Management Limited
         File No. 801-22307
         GAMCO Investors, Inc.
         File No. 801-14132

Dear Mr. Allessie:

         This is to advise you that we have concluded the limited scope performance fee examination of GAM Funds, Inc., GAM International Management Limited and GAMCO Investors, Inc. ("Registrants"), conducted pursuant to Section 31(b) of the Investment Company Act of 1940 ("IC Act") and Section 204 of the Investment Advisers Act of 1940 ("Advisers Act"), and no further action is needed. However, the fact that we make no comments should not be construed as any indication that the Registrants' activities comply with the federal securities laws, but only that nothing came to our attention during the course of the examination.

                                   Sincerely,

                                   HUGH M. WRIGHT
                                   SENIOR ASSISTANT DISTRICT ADMINISTRATOR
                                   OFFICE OF EXAMINATIONS



                                       /s/ Linda M. Yoder/mof
                                       ----------------------
                                   BY: Linda M. Yoder, CPA
                                       Staff Accountant


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                                     ANNEX D

APPROVAL BY THE BOARD OF DIRECTORS OF THE INTERIM INVESTMENT ADVISORY
AGREEMENTS.

         In approving each Interim Investment Advisory Agreement at the in-person meeting of the Board of Directors held on November 9, 2005, the Company's Board of Directors, including a majority of the Independent Directors, considered a number of factors, including; the continuity of the current business and portfolio management of the GIML Funds after the closing of the Transaction; the nature, extent and quality of services to be provided by GIML to each GIML Fund; the investment performance of each GIML Fund, and other factors. Each Director indicated at the in-person meeting that he had previously received and read materials containing information provided by GIML relevant to their decision to approve (i) the Interim Investment Advisory Agreements and
(ii) the New Investment Advisory Agreements. Each Director also confirmed that he had received and reviewed a 15(c) report (the "Lipper Report") prepared by Lipper Inc. ("Lipper"), as well as material provided by Julius Baer Investment Management LLC ("JBIM"), as requested by counsel for the Independent Directors.


         CONTINUITY OF BUSINESS


         When considering the continuity of the current business and portfolio management of the GIML Funds after the closing of the Transaction, the Board of Directors took into account the fact that GIML would remain a direct subsidiary of GAM AG, and that David M. Solo would continue to serve as Chief Executive Officer of GAM AG and would, in addition, become head of the combined asset management business of Julius Baer consisting of the business of GAM AG and JBIM. The Board of Directors also made note of the fact that GIML would continue to serve as investment adviser to the GIML Funds, albeit as subsidiaries within the Julius Baer complex, and that the GIML Funds would continue to be operated as a brand independent from the Julius Baer brand.

         The Board of Directors also noted that representatives of JBIM had affirmed that it was their understanding that it was presently contemplated that GIML would continue as a sister company of JBIM, retaining a separate registration as an investment adviser with the Securities and Exchange Commission ("SEC"), that the investment strategy of the GIML Funds would not be affected by the Transaction, and that the senior management team of GIML and the GIML Funds' portfolio managers would remain in place, retaining full responsibility for all aspects of investment decision making and business development. Based on these representations, the Board of Directors determined that there would be a continuity of the current business and portfolio management of the GIML Funds after completion of the Transaction.



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         NATURE, EXTENT AND QUALITY OF SERVICES PROVIDED

         When considering the nature, extent and quality of the services to be provided by GIML to the GIML Funds, the Board of Directors considered the in-house capability of GIML in terms of administration, research and trading capabilities, the professional qualifications and experience of the portfolio managers responsible for the direction of each of the Funds, and the regulatory compliance policies and procedures of GIML as a measure of the nature, extent and quality of the services provided by GIML.


         INVESTMENT PERFORMANCE OF THE GIML FUNDS AND GIML

         With respect to the Lipper Report, the Board of Directors noted that:
GAM Gabelli Long/Short's performance in Class A, B and C had ranked, in all but one instance, first or second in its group over the past three years and in the second quintile in its universe; that the performance of GAMerica had improved in the most recent year from the fifth quintile for all three classes for its group and universe to the third quintile for its group with respect to Classes A and B and the fourth quintile with respect to Class C, and to the second and third quintiles respectively, for its universe, that GAM European Equity had dropped from the third to the fourth quintile in its group and from the second to third quintile in its universe in the last year, that GAM International Equity continued to rank in the second quintile for its group and the third quintile for its universe for the past two years in all three classes, and that GAM Asia-Pacific Equity, which was in a group of three funds, was ranked in the first or second quintile for its universe over the past five years.

         The Board of Directors also took into account the relatively favorable performance of each of the GIML Funds against their benchmarks for the year and quarters commencing as of

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September 30, 2004, but noted that Morningstar rankings through September 30,
2005, with the exception of GAM Asia-Pacific Equity which received three stars, had received only two stars for the most recent three year period. The Board of Directors believed that GAM USA's proposal to liquidate GAM American Focus Equity was a reasonable response to the Board of Directors' request in December 2004 that GAM USA and GIML closely monitor the performance of the Funds. The Board of Directors noted Julius Baer's considerable investment management experience and capabilities, but were unable to predict what effect, if any, consummation of the Transaction would have on future performance of the GIML Funds.

         COSTS OF SERVICES PROVIDED AND PROFITABILITY

         In evaluating the costs of the services to be provided by GIML under the Interim Investment Advisory Agreements and the profitability to GIML of its relationships with the GIML Funds, the Board of Directors reviewed, among other things, the Lipper Report which compared Fund expenses, including those of advisers, administrators, custodians and 12b-1 fees, with a group of "peer funds" selected by Lipper on the basis of comparability, as well as with a broader expense universe that takes into account expenses within the investment classification/objective of the Fund in question. The Lipper Report also provided the Board of Directors with relative performance data of each Fund measured against the total return performance of what Lipper deemed to be similar funds and, also against a performance universe comprising all funds within the investment classification/objective of the applicable GIML Fund. Lipper noted that it had obtained performance data for other funds from their most recent SEC filings, which meant that performance ending data for the performance groupings and universe vary.

         The Board of Directors also considered a report prepared by GIML and GAM USA showing the estimated aggregate revenues received by GIML and GAM USA for the Funds and the estimated related costs to GIML and GAM USA of the Funds as business units, as compared with the total revenues, costs, overhead, bonuses and taxes of the two advisers, as a measure of the cost of the services provided and the estimated profit realized by GIML from their relationships with the Funds. In addition, the Board of Directors also reviewed the advisory fees paid by other clients of GIML and considered the financial condition of GIML.


         While the Board of Directors believed that the performance of the Funds over the year, other than GAM American Focus Equity, had generally been favorable, it took note of the fact that the Lipper Report placed each of the Funds in the fifth group and universe quintiles in terms of expenses. It noted that while the management fee charged by GIML was at or near the median, total expenses were at the high end due in part to costs, such as transfer agent and custodial charges that are proportionately significant when the assets of a fund and the complex it is in are relatively small so that it is not possible to negotiate rates that can significantly lower the expense ratios. The Board of Directors also took into account the fact that GAM USA had

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negotiated lower fees with the administrator and transfer agent for 2005, as well as the decision to continue to contain expenses borne by the Funds by a management fee waiver by GIML of 0.10% per annum of the average daily net assets of GAM International Equity, GAM European Equity, GAM Asia-Pacific Equity and GAMerica. It also noted that permanent breakpoints had been put in place in 2004 with respect to the management fees of all but GAM Gabelli Long/Short.


         ANCILLARY BENEFITS TO GIML AND ITS AFFILIATES

         The Board of Directors also weighed the possible benefits that could be expected from the Transaction. These included the fact that the combined asset management business of GAM AG and Julius Baer would benefit the GIML Funds' investors by the consolidation of the legal & compliance departments of GIML, GAM USA and JBIM. In addition, the combination of GIML, GAM USA and Julius Baer offers the prospect of increasing the critical mass of staff, capital and resources and focus on the U.S. market available to support the GIML Funds. The Board of Directors also considered the possibility that GIML's position within the Julius Baer asset management practice will permit it to build upon its key competencies, processes, investment products and, possibly, allow it to leverage Julius Baer's distribution network.

        FEES AND ECONOMIES OF SCALE

In reviewing the Transaction, the Board of Directors considered, among other things, whether management fees or other expenses would change as a result of the Transaction. Based on material provided by JBIM, as requested by legal counsel for the Independent Directors, the Board of Directors determined that as a result of the Transaction, the GIML Funds' total management fees would not increase.

         OTHER CONSIDERATIONS


         The Board of Directors also considered, among other things, the regulatory history of JBIM as an investment adviser, as well as the absence of material litigation or administrative proceedings alleging violations of federal or state securities laws, and a certification by officers of JBIM that it has a compliance program in place that is in accordance with Rule 206(4)-7 under the Advisers Act and that its compliance program is consistent with the standard set forth in Rule 38a-1 under the 1940 Act.


         The Board of Directors took note of the fact that the GIML Funds will not bear the costs of the Transaction, including the costs of the proxy solicitation needed to seek approval of shareholders of the new advisory agreements or the cost of counsel to the Independent Directors.



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        Based on all of these factors, the Board of Directors concluded that the adoption of the Interim Investment Advisory Agreements was in the best interests of the shareholders of each of the GIML Funds, and concluded that the terms of the Interim Investment Advisory Agreements are fair and reasonable to the shareholders of such Funds.



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                                     ANNEX E

PROPOSED CHANGE.

         The Company is proposing to change the current fundamental investment restriction number 8 in the Company's Statement of Additional Information. Restriction 8 limits investments by the Funds in other investment companies. Clause (ii) of the first sentence of restriction 8 permits each Fund to invest in securities of closed-end investment companies in accordance with the limits set forth therein. Clause (y) of the second sentence of restriction 8 permits GAM Gabelli Long/Short, notwithstanding the aforementioned restriction, to invest in securities of any investment company, including open-end investment companies, in accordance with the limits set forth therein. The proposed change would allow all of the Funds, not only GAM Gabelli Long/Short, to invest in securities of open-end investment companies up to the limits set forth in the proposed change.

         Restriction 8 states that "each Fund may not ... (8) Purchase securities of other investment companies, except (i) in connection with a merger, consolidation, reorganization or acquisition of assets or (ii) a Fund may purchase securities of closed-end investment companies up to (a) 3% of the outstanding voting stock of any one investment company (including for this purpose investments by any other series of the Company), (b) 5% of the total assets of the Fund with respect to any one investment company and (c) 10% of the total assets of the Fund in the aggregate. Notwithstanding the foregoing, GAM Gabelli Long/Short shall not purchase securities of other investment companies, except, (x) in connection with a merger, consolidation, reorganization or acquisition of assets or (y) such Fund may purchase securities of investment companies up to (i) 3% of the outstanding voting stock of any one investment company (including for this purpose investments by any other series of the Company), (b) 5% of the total assets of such Fund with respect to any one investment company and (c) 10% of the total assets of the Fund in the aggregate."

         The Board of Directors proposes changing restriction 8 to delete the phrase "closed-end" in clause (ii) of the first sentence of restriction 8 and deleting the second sentence of restriction 8 so that restriction 8 will read in its entirety as follows:

         "each Fund may not ... (8) Purchase securities of other investment companies, except (i) in connection with a merger, consolidation, reorganization or acquisition of assets or (ii) a Fund may purchase securities of investment companies up to (a) 3% of the outstanding voting stock of any one investment company (including for this purpose investments by any other series of the Company), (b) 5% of the total assets of the Fund with respect to any one investment company and (c) 10% of the total assets of the Fund in the aggregate."

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         The Board of Directors desires to implement the proposed change primarily to allow the investment of each Fund's assets, not only GAM Gabelli Long/Short, in exchange traded funds ("ETFs"). ETFs are typically registered open-end investment companies whose assets generally consists of a basket of securities representing a specified securities index, such as the Dow Jones Industrial Average or the S&P 500 Composite Stock Price Index, and whose shares are publicly traded on established securities exchanges. The Board of Directors believes that making this change will further the investment objectives of the Funds by providing greater flexibility to GIML while increasing the effectiveness of portfolio management.


        Specifically, the Board of Directors believes that ETFs, and other similar securities, offer a cost-effective and efficient mechanism by which the Funds can achieve their investment objectives. For example, use of ETFs allows a Fund to take a position in respect of an entire index, components of an index, or industry sector - or any group of securities of which any ETF is constituted
- simply by buying shares of the ETF, rather than by buying shares in all of the underlying companies that make up the index or industry sector, either for investment or hedging purposes. ETFs are also cost efficient because a Fund may quickly gain exposure simply by purchasing ETF shares, rather than by purchasing shares in the underlying companies, resulting in savings in brokerage commissions and charges to such Fund.


         The extent to which a Fund can invest in other investment companies is limited by law in order to protect against potential abuses. The principal potential adverse consequence of such investments is the imposition of multiple layers of investment advisory fees and expenses on an investor's capital. The fees charged by the sponsors and advisors of ETFs are generally extremely low, lessening the concern about layering of fees. ETF shares are tradable on established securities exchanges, which generally reduces concerns regarding liquidity.

         Although the Funds intend to use the elimination of this investment restriction to invest in ETFs, the proposed change to investment restriction 8 would also allow the investment of the Fund's assets in other types of open-end investment companies, other than ETFs, such as registered open-end fund of funds, and other management investment companies, for which the fees and expenses charged by sponsors and advisors may be significantly higher than those charged for ETFs. As a result, the investment of a Fund's assets in open-end funds, other than ETFs, could result in the imposition of multiple layers of investment advisory fees and expenses on an investor's capital, resulting in higher fees and expenses than would be the case if the investor were to invest directly in such open-end fund. In addition, the redemption of securities issued by such open-end funds may be subject to various limitations and restrictions, resulting in less liquidity than would be the case for ETFs.


         The limitations on investment in investment companies set forth in clause (ii) of revised restriction 8 generally reflect the provisions of Section 12(d) of the 1940 Act, ensuring that

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investments by the Fund in ETFs, and other similar securities, will be in accordance with applicable law. The Board of Directors believes that investors in each of the Funds to which this proposed change applies will benefit from the proposed change in the fundamental investment restrictions because such Funds will be able to utilize a financial instrument which provides fast, efficient and cost-effective exposure to indices, components of indices or industry sectors, both long and short. GIML believes that the use of ETFs under the revised fundamental investment restriction, if approved by the shareholders, will contribute to each Fund's ability to generate desirable investment performance at an acceptable level of risk.